

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Via E-mail
Dena Kurland
Chief Executive Officer
Bling Marketing, Inc.
150 West 46th Street, Suite 5R
New York, New York 10036

>   **Re: Bling Marketing, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 20, 2013**
>   **File No. 333-192997**

Dear Ms. Kurland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of marketing affordable jewelry. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   * Your disclosure indicates that you are a development stage company issuing penny stock.

   * You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.

- You have no assets, except for $500 in cash.

Please revise the registration statement to ensure it complies with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, assets consisting of any amount of cash and cash equivalents and no or nominal other assets. If you conclude that your company is a shell company, please revise your prospectus, including, but not limited to, the prospectus cover page, to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. Please revise your disclosure to clarify that because there is no minimum to your offering, if you fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund.

5. Please clarify whether the offering termination date is April 30, 2014 (page 4) or November 30, 2014 (page 6) and use a consistent date throughout the filing. In addition, please revise your disclosure to clarify whether you reserve the right to extend the offering beyond the termination date. If you reserve such right, please indicate how you will notify investors of any extension. Please make conforming revisions throughout your prospectus.

6. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

7. Please disclose on the prospectus cover page the minimum number of shares needed to generate sufficient proceeds to enable you to implement your business plan within the next twelve months.

Prospectus Summary, page 6

Operations, page 6

8. Please disclose, if true, that you have not yet commenced operations and have not yet generated any revenues.

Risk Factors, page 8

9. Please include a risk factor to address any risks that result from the structure of your offering, such as the lack of an escrow account.

10. Please include a risk factor to address any risks that result from Ms. Kurland owning a majority of your common stock. Please provide the percentage that Ms. Kurland currently owns and the percentage of common stock she will own if all the shares registered as part of this offering are sold.

We cannot offer any assurance as to our future financial results, page 8

11. Please revise your disclosure to quantify, to the extent practicable, the amount of capital you need to continue as a going concern or explain to us why you feel such disclosure is not required.

Description of Business, page 15

12. We note in this section your use of terms that appear to be industry-specific jargon. For example, you use phrases such as "vertical outlets" and "Gram. Dwt." Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

13. Please clarify the current status of your operations. In this regard, it is unclear whether you have finalized any of your products or completed any sales. For example, we note your disclosure that "[you] ship [y]our products in bulk to [y]our wholesale distributors" and that "[you] have no contracts with any of [y]our customers," on page 18.

Environmental Matters, page 19

14. We note your disclosure that you "have an ongoing compliance program to ensure that [y]our manufacturing processes are in compliance with environmental rules and regulations." Please disclose the costs related to your ongoing compliance program. Refer

to Item 101(h)(4)(xi) of Regulation S-K. In addition, please revise your disclosure here, and elsewhere as necessary, to clarify whether or not you engage in any manufacturing activity.

Use of Proceeds, page 20

15. You indicate in the second sentence under this heading that you expect offering expenses of $34,039; however, your tabular presentation of the use of proceeds indicates that you expect offering expenses of $25,500. Please revise your filing to disclose a consistent amount of expected offering expenses throughout your filing.

16. Please revise this section, to clarify the minimum amount of offering proceeds needed for you to be able to implement your plan of operations. In this regard, we note your disclosure that "[o]ther business activities will only be pursued if we raise at least $25,000" on page 16, that your ability "to continue as a going concern is dependent on your ability to raise at least $125,000 through this offering" on page 25, and that "[y]our current cash balance is estimated not to be sufficient to fund [y]our current operations," on page 23.

Dilution, page 21

17. Please revise your table showing dilution to reflect that your net tangible book value per common share before the offering is -$0.0002. In this regard, your current disclosure presents a positive number instead of a negative number.

Management's Discussion and Analysis, page 22

Plan of Operations, page 23

18. We note your disclosure that if you do not raise at least $25,000 you will use the available funds to complete the activities listed on page 24. However, we note your disclosure on page 20 that you will need "to raise at least $62,500" to complete the same activities that are listed on page 24. Please revise your disclosure to ensure consistency throughout your filing.

19. We note your disclosure on page 19 that the first four months of your office lease are free of rent. Please clarify in this section, if the lease expense to be incurred after the first four months is included in your ongoing estimate of expenses.

20. We note your statement elsewhere in the filing that you "began working with manufacturers to put together [y]our jewelry line since the beginning of October 2013." Please revise your plan of operations to explain in detail what you have accomplished in this regard and any remaining steps necessary to obtain jewelry from

suppliers. Your disclosures should clarify whether you have obtained any materials from any suppliers or manufacturers as of the most recent practicable date, and if not, clearly state this.

21. You refer elsewhere in your filing to anticipated customers including retailers and jewelry wholesalers. Please revise your plan of operations to explain in detail any steps you have taken to secure customers and any indications of interest you have received from potential customers as of the most recent practicable date. Please elaborate on your plan to sell to both retailers and wholesalers and the steps necessary to achieve this. Please also revise your disclosure to clearly state whether you have made any sales of the most recent practicable date.

Critical Accounting Policies and Estimates, page 25

22. Similar to your disclosure on page 13, please disclose here that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107 of the JOBS Act, and include a statement that this election is irrevocable.

Involvement in Certain Legal Proceedings, page 28

23. Please revise this section to cover a ten year period. In this regard, we note your disclosure only covers the past five years. Please refer to Item 401(f) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 48

24. Please expand your disclosure regarding the October 31, 2013 sale of common stock to Ms. Kurland to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please refer to Item 701(d) of Regulation S-K.

Financial Statements for the Period Ended October 31, 2013, page 35

25. Please update your financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X.

Signatures

26. Please revise the signature section to identify the principal financial officer, principal executive officer and principal accounting officer. Please see Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

27. We note that counsel states that "[t]his opinion opines upon Colorado law, including Colorado Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws." However, the registrant is incorporated in Nevada. Please have counsel revise the legality opinion to state that the opinion is based on the laws of the State of Nevada. Please refer to Section II.B.3.b of Staff Legal Bulleting No.19.

28. Please have counsel explain to us why the assumptions in the second paragraph regarding compliance with the various laws identified are necessary to render the required opinion or, in the alternative, please ask counsel to remove these assumptions from the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director